U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

August 20, 2025

Re:	Rubico Inc. Registration Statement on Form F-1 Filed July 21, 2025 File No. 333-288796

Ladies and Gentlemen:

This letter sets forth the response of Rubico Inc. (the “Company”) to the letter dated August 12, 2025 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form F-1, File No. 333-288796 (the “Registration Statement”), that was filed with the Commission on July 21, 2025.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter. The Amended Registration Statement also includes certain updates related to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Registration Statement on Form F-1

General

1.	Please update your registration statement to reflect the commencement of trading on the Nasdaq Capital Market, as disclosed in your 6-K filed on August 4, 2025.

The Company has revised the Amended Registration Statement in response to the Staff’s comment.

2.	Please clarify whether, and if so, how, the purchase agreement contemplates the "put" of preferred stock purchase rights to the selling shareholder. In this regard, we note that the purchase agreement does not seem to refer to these rights which appear to have been a dividend for each common share outstanding prior to the spinoff. In addition, please address why you believe inclusion of the rights complies with Securities Act Sections Compliance and Disclosure 139.13.

The Company respectfully acknowledges the Staff’s comment and provides the following response:

Prior to the entry into the purchase agreement, on a registration statement on Form 20-F effective on June 23, 2025, the Company registered under the Exchange Act the following class of securities: “shares of common stock, par value $0.01, including the Preferred Stock Purchase Rights.” As disclosed in this registration statement and pursuant to the terms of the shareholders’ rights agreement which was described in and a form of which was filed with this registration statement, a Preferred Stock Purchase Right (a “Right”) was attached to every common share distributed in the spin-off distribution and will attach to every common share issued after the spin-off distribution (until the Rights distribution date). As further described in this Exchange Act registration statement, the Rights will not be separable from and will trade with the common shares, and ownership of the Rights is evidenced by ownership of the common shares and not by separate Rights certificates. Both with respect to the foregoing terms of the Rights and in general, the terms of the Company’s shareholders’ rights agreement conforms to the established market standard for such agreements.

As a consequence, every common share purchased by the selling shareholder under the purchase agreement will necessarily include an attached Right. The Company and the selling shareholder have entered into a binding agreement for the sale and purchase of common shares. Because the common shares include the Rights, the purchase agreement necessarily contemplates the sale of the Rights and constitutes a binding agreement for the sale and purchase of the Rights attached to the common shares. The Company respectfully submits that inclusion of the Rights therefore complies with Securities Act Sections Compliance and Disclosure 139.13.

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If you have any questions or comments concerning this letter, please feel free to contact Will Vogel at the undersigned at 212-922-2280.

Yours sincerely

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP